FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2008
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za

Enquires

Andrew Davidson
Tel +27 11-644-2638
Mobile +27 82 667-7203

MEDIA RELEASE

Two employees fatally injured in accident at Kloof Gold Mine

Johannesburg, June 26, 2008: Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) regrets to report that two employees of the Kloof Gold Mine near Westonaria on the West Rand lost their lives today in an underground accident.

The employees were carrying out cleaning duties in a stope, approximately 3 000 metres below surface, when there was a fall of ground following a seismic event of 1.2 magnitude. There were no other persons injured. The accident occurred at 02:17am at the No.4 Shaft.

All production at the shaft has been stopped and an investigation by the Department of Minerals and Energy is being carried out.

Nick Holland, chief executive of Gold Fields said today: "We are deeply saddened and shocked by this accident which took place within 24 hours of Kloof achieving a million fatality-free shifts. It only reinforces the need for us to be even more vigilant and remain committed to safe working at all our operations. Safety remains the number one priority of Gold Fields and we will strive to ensure that no harm comes to employees in the workplace."

The names of the deceased will only be released once the next of kin have been informed.

Enquiries: Andrew Davidson
Office Tel: 011-644-2638
Mobile: 082 667-7203

ends

Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable production approaching four million ounces per annum, total attributable ore reserves of 92 million ounces and mineral resources of 252 million ounces. The Group employs some 47,000 permanent employees across its operations and is listed on the JSE Limited South Africa (primary listing), the New York Stock Exchange (NYSE) and the Dubai International Financial Exchange (DIFX).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 26 June 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
          Relations and Corporate Affairs